PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three month period ended April 30, 2009

Dated June 24, 2009

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the three months ended April 30, 2009 and from the audited financial statements of Pacific Booker for the year ended January 31, 2009 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE Amex Stock Exchange under the symbol PBM.

Overall Performance
On February 27, 2009, the Company announced the results of an independent Feasibility Study on the Morrison Copper/Gold Project located in Central British Columbia, Canada.

The Feasibility Study was completed by Wardrop Engineering Inc., a Tetra Tech Company, with technical support of a team of other consultants.  The study describes the scope, design features and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill.

The results of the Feasibility Study are: • The resource was announced in our news release on April 13, 2007 and is included in the Feasibility Study as below:

Cut-off % Eq Copper	Measured + Indicated					Inferred
	Tonnes> Cut-off	Average Grade				Tonnes> Cut-off	Average Grade
		Copper EQ (%)	Copper (%)	Gold (g/t)	Moly (%)		Copper EQ (%)	Copper (%)	Gold (g/t)	Moly (%)
0.15	281,652,590	0.40	0.34	0.17	0.005	87,806,392	0.38	0.33	0.16	0.004
0.20	265,954,503	0.41	0.35	0.17	0.005	81,798,181	0.40	0.34	0.17	0.005
0.25	238,475,426	0.44	0.37	0.18	0.005	61,661,854	0.45	0.38	0.19	0.004
0.30	206,869,448	0.46	0.39	0.20	0.005	56,524,341	0.47	0.40	0.21	0.005
0.35	170,772,241	0.49	0.42	0.21	0.005	47,875,646	0.50	0.42	0.22	0.005
0.40	133,351,540	0.52	0.44	0.22	0.005	38,587,285	0.53	0.45	0.23	0.005
CopperEquivalent=Copper+Gold*0.303+Molybdenum*3.18

•

The total mineable reserve included in the measured and indicated resource, classified as proven and probable, at Net Smelter Return (NSR) cut-off-value of $CDN5.60/t, is 224.25Mt with an average grade of 0.330% Copper, 0.163g/t Gold and 0.004% Molybdenum.

TOTAL	Cut-off $5.60 NSR
	Run Of Mine	Copper	Gold	Molybdenum
	(TONNES)%		g/t	%
Proven	115,121,000	0.355	0.173	0.004
Probable	109,130,000	0.304	0.152	0.004
Subtotal	224,251,000	0.330	0.163	0.004
Inferred	7,381,000	0.225	0.102	0.003

•

The overburden and waste total is 184.12 Mt for a strip ratio of 0.82:1;

•

Recoveries are Copper 84.0%, 56.0% Gold and 50.0% Molybdenum.

•

Recovered metal is approximately 1.37 billion pounds Copper, 658,090 ounces Gold and 10.05 million pounds Molybdenum:

•

Mine life of 21 years;

•

Capital cost is estimated at CDN$516.68 million (including a CDN$59.92 million contingency allocation).

•

A projected exchange rate of CDN$1.00/ US$0.87;

•

Operating cost of CDN$8.15 per tonne milled over the life of the mine;

•

Pre-Income Tax Internal Rate of Return (IRR) of 20.05%, based on metal prices of (four year trailing average as of January 12, 2009) Copper $2.75, Gold $658.32 and Molybdenum $29.23:

•

Net Present Value (NPV) at 8.0% discount rate is CDN$495.9M; and

•

Payback period on capital is 4.2 years.

Note:  Silver was not included in the financial analysis; however, there is an opportunity for improved economic performance if silver credits are received from the treatment and refining of the copper concentrate.  Metallurgical test-work to date has reported silver present in the concentrate.

The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards. Under US standards no reserve declaration is possible until financing and permits are acquired.  The qualified person responsible for the mineral reserve estimate is John. W. Nilsson, M.Sc. P.Eng., Nilsson Mine Services Ltd and the contents of the news release were reviewed by Wardrop Engineering Inc., a Tetra Tech Company.

The NI 43-101 Technical Report for the Morrison Copper/Gold Feasibility Study Report has been filed on SEDAR and is also posted on the Company’s web-site.

On April 20, 2009, the Company announced that a settlement had been reached with certain optionors of mineral claims in the Hearne Hill area, which adjoins the Company’s Morrison property, who had commenced an action against the Company in the BC Supreme Court in April 2006. Pursuant to the settlement, the Company will retain the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors as follows:  one half interest in both claims to David Chapman, and one quarter interest in both claims to both Frederick Bland and Karen Dionne.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

The Company wishes to reassure its investors that all the funds held by the Company are held by the Company’s chartered bank in Canada.  All deposit certificates currently in use are fully redeemable at any time and the interest rates are tied to the prime interest rate of the bank.  Management acknowledges that the potential for greater returns on cash for investment are available, but continues to believe that the Company’s funds must be as secure from risk as possible at all times.  The Company plans to continue this investment practice in the future.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2007	$ 18,677,491	$ -	$ 139,136	$ 1,365,664	$ 0.17
January 31, 2008	$ 23,455,303	$ -	$ 209,308	$ 2,221,907	$ 0.23
January 31, 2009	$ 29,766,070	$ -	$ 173,848	$ 2,229,730	$ 0.20

Results of Operations

The largest dollar amount on the income statement is the recording of the stock-based compensation expense and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our administration expenses with the corresponding increase in the Company’s equity.  Due to this item on our statement of operations, the loss for the three month period was $444,410 larger than it would have been without the stock compensation expense.

If the stock-based compensation expense amounts were removed from the operating loss, the loss would show as $281,015, an increase of $79,062 over the same period in the previous fiscal year.  The largest amount difference was in interest income (a decrease in income for the quarter in the amount of $36,710) due to the decrease in the prime interest rates paid by the bank.  The next largest amount was a decrease in the amount gained on foreign exchange (a gain of $985 versus a gain in the same period of the previous year of $29,110) for an increase in the loss in the amount of $28,125.  The next largest amount increase was in professional fees (legal & accounting), in the amount of $21,399, in a large part due to the First Nations issues.   Travel expenses were lower during this quarter by $16,731 when compared to the same period last fiscal year as fewer trips to the US were required.  Office and miscellaneous costs are also a little higher by $5,649 when compared to the same period in the previous fiscal year.  All other costs have remained about the same when compared to the same period in the previous year.

During the first quarter of the year, the Company incurred $1,084,677 in exploration & development expenditures on the Morrison property compared to $800,691 exploration & development expenditures in the same quarter of the previous fiscal year.  Please see Note 6 in the interim financial statements for expenditures by item and area.

During the first quarter of both this year and last, the Company did not complete any private placements and no options were granted.  During the first quarter of this fiscal year, the Company did not issue any shares.  During the same quarter of the previous year, the Company issued 796,700 common shares on exercise of warrants for total proceeds of $3,585,150 and 1,250 common shares on exercise of options for total proceeds of $6,563.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
July 31, 2007	$ 52,341	$ 803,214	$ 750,873	$ 0.08
October 31, 2007	$ 56,500	$ 644,297	$ 587,797	$ 0.06
January 31, 2008	$ 58,364	$ 591,619	$ 533,255	$ 0.05
April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05
July 31, 2008	$ 43,582	$ 544,623	$ 679,829	$ 0.06
October 31, 2008	$ 52,672	$ 585,628	$ 532,596	$ 0.05
January 31, 2009	$ 31,782	$ 517,183	$ 485,401	$ 0.04
April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the six month period ended July 31, 2007	$ 94,444	$ 1,195,299	$ 1,100,855	$ 0.12
for the nine month period ended October 31, 2007	$ 150,944	$ 1,839,596	$ 1,688,652	$ 0.18
for the year ended January 31, 2008	$ 209,308	$ 2,431,215	$ 2,221,907	$ 0.23
for the three month period ended April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05
for the six month period ended July 31, 2008	$ 89,394	$ 1,300,767	$ 1,211,373	$ 0.11
for the nine month period ended October 31, 2008	$ 142,066	$ 1,886,395	$ 1,744,329	$ 0.16
for the year ended January 31, 2009	$ 173,848	$ 2,403,578	$ 2,229,730	$ 0.20
for the three month period ended April 30, 2009	$ 9,102	$ 734,527	$ 725,425	$ 0.06

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2009, the Company reported a net loss of $2,229,730 ($0.20 per share), compared to a net loss of $2,221,907 ($0.23 per share) for the year ended January 31, 2008.

Cash held at the end of the year was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in October 2010.  Pacific Booker has a lease for a vehicle.  It is a standard vehicle lease with the final payment due in September 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 12).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 5).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 18 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian and US GAAP; and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payments were also made to the spouse of a director for administrative assistant services to the project manager.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $103,614 in the first quarter of the year compared to $97,503 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $4,000 for the current period as compared to $3,500 for the same period in the previous year.

Outlook for 2009/10

On May 25, 2009, the Company announced that the BC Environmental Assessment Office had approved the Terms of Reference for the proposed Morrison Copper/Gold project.  The Terms of Reference specifies the information that must be contained in the Company’s application for an Environmental Assessment Certificate.

Issue identification and issue scoping was undertaken in consultation with interested and potentially affected parties – federal and provincial agencies, local governments, First Nations and the public – to ensure that all potential effects and issues of relevance to the assessment were incorporated into the Terms of Reference, so that the resulting application for the Environmental Assessment Certificate will be complete.

The Environmental Assessment Certificate is required to apply for a Mining Permit for the construction, operation and maintenance, decommissioning and reclamation of the proposed 30,000 tonnes/day open-pit mine at the Morrison property.

Pacific Booker Minerals Inc. expects the completion of an Environmental Assessment in June 2009.  The submission of the Environmental Assessment begins a review process of maximum duration 256 days.  In 2009, during the review process and in anticipation of issuance of an Environmental Assessment Certificate, the Company intends to pursue the following activities:

• Finalize our contracting strategy for Pre-production;
• Tender Pre-Production Contracts (EPCM or EPC);
• Procurement including ordering long lead time items (ie HPGR, Ball Mills, etc);
• Detailed Engineering and Design; and
• Site Engineering Survey.

Upon issuance of an Environmental Assessment Certificate, the Company may also proceed with the following activities:
• Construction of new 24.7 km 138 kV overhead power line from the existing former Bell mine site to the proposed Morrison Mine Site substation;
• Clearing of timber from the tailings storage facility, plant site, waste storage dump, on-site road corridors, on-site pipeline and power line corridors; and
• On-site road construction between existing Forest Service Road and proposed Plant Site.

On June 1, 2009 at 10:00am Pacific time, the Company held its Annual General Meeting at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board and all resolutions passed with 44.77% of our issued shares represented.  Shareholders present at the meeting were updated on the Company’s activities and had the opportunity to speak to the directors and ask questions.

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our interim financial statements.

Subsequent to the end of the period, no share transactions were made.

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at April 30, 2007	4,832,500	4,832,500
to July 31, 2007	-	-
to October 31, 2007	-	-
to January 31, 2008	-	-
As at January 31, 2008	4,832,500	4,832,500
to April 30, 2008	-	-
to July 31, 2008	-	-
to October 31, 2008	-	-
to January 31, 2009	-	-
As at January 31, 2009	4,832,500	4,832,500
to April 30, 2009	-	-
As at April 30, 2009	4,832,500	4,832,500

Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at April 30, 2007	10,780,837	(859,434)	9,921,403
to July 31, 2007	1,083,769	-	1,083,769
to October 31, 2007	839,309	-	839,309
to January 31, 2008	948,131	-	948,131
As at January 31, 2008	13,652,046	(859,434)	12,792,612
to April 30, 2008	800,691	-	800,691
to July 31, 2008	922,339	-	922,339
to October 31, 2008	1,616,158	-	1,616,158
to January 31, 2009	1,474,630	-	1,474,630
As at January 31, 2009	18,465,864	(859,434)	17,606,430
to April 30, 2009	1,084,677	-	1,084,677
As at April 30, 2009	19,550,541	(859,434)	18,691,107

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at April 30, 2007	33,917,072	130,200	1,333,310	349,982	15,453,835	19,926,747
to July 31, 2007	1,680,214	(130,200)	384,308	750,873	16,204,708	21,110,196
to October 31, 2007	486,460	47,000	345,707	587,797	16,792,505	21,401,566
to January 31, 2008	1,711,268	(47,000)	305,097	533,255	17,325,760	22,837,676
As at January 31, 2008	37,795,014	-	2,368,422	2,221,907	17,325,760	22,837,676
to April 30, 2008	3,594,477	-	326,827	531,544	17,857,304	26,227,436
to July 31, 2008	1,413,594	1,455,000	455,624	679,829	18,537,133	28,871,825
to October 31, 2008	1,455,000	(1,455,000)	428,622	532,956	19,070,089	28,767,491
to January 31, 2009	-	-	446,693	485,401	19,555,490	28,728,783
As at January 31, 2009	44,258,085	-	4,026,188	2,229,730	19,555,490	28,728,783
to April 30, 2009	-	-	444,410	725,425	20,280,915	28,447,768
As at April 30, 2009	44,258,085	-	4,470,598	725,425	20,280,915	28,447,768